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                                                                    EXHIBIT 12.1
                       PACIFIC GAS AND ELECTRIC COMPANY
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                                                      Year ended December 31,
                                                      -----------------------------------------------------
(dollars in millions)                                   1997      1996        1995        1994        1993
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
Earnings:
 Net income                                           $  768     $   755     $ 1,339     $ 1,007     $ 1,065
Adjustments for minority interests in losses
  of less than 100% owned affiliates and the
  Company's equity in undistributed losses
  (income) of less than 50% owned affiliates               -           3           4          (3)          7
 Income tax expense                                      609         555         895         837         902
 Net fixed charges                                       628         683         716         729         775
                                                    --------    --------    --------     -------     -------
    Total Earnings                                  $  2,005    $  1,996    $  2,954     $ 2,570     $ 2,749
                                                    ========    ========    ========     =======     =======
Fixed Charges:
 Interest on long-term debt, net                    $    485    $    574    $    616     $   639     $   652
 Interest on short-term borrowings                       101          75          83          77          88
 Interest on capital leases                                2           3           3           2           2
 Capitalized Interest                                      1           1           -           2          46
 AFUDC Debt                                               16           7          11          11          33
 Earnings required to cover the preferred stock
  dividend and preferred security distribution
  requirements of majority owned subsidiaries             24          24           3          -           -
                                                    --------    --------    --------    -------      ------
    Total Fixed Charges                             $   629     $    684     $   716     $  731      $  821
                                                    ========    ========    ========    =======      ======
Ratios of Earnings to Fixed Charges                     3.19        2.92        4.13       3.52        3.35
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Note:  For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific
       Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges"
       include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.